Protecting Value
Building Momentum
September 1, 2009
RiskMetrics Group, Inc.

Information Concerning Forward Looking
Statements and Certain Other Information
Certain statements in this presentation may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financial turnaround, profitability, operations and performance, statements regarding the Company’s 2006 - 2009 financial results, and the Company’s audits for
2006 - 2009. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; changes in the Company’s financial position; regulatory actions; and other risks detailed from time to time in the Company’s SEC reports, including its
Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change, or revise any forward
-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.
The Company cautions that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to possible change. However, subject to the preceding caveats, the Company believes that the information presented herein represents the best information currently available to Taro management.

Today’s Agenda
 • Taro’s Financial Turnaround
 • Good Corporate Governance
 • Sun’s Hostile Takeover Attempt
 • Status of the Audit
 • Conclusion

Taro’s Financial Turnaround

Impressive Financial Turnaround
Strong Platform for Profitable Growth
• Ten consecutive quarters of profitability, significant financial and operational improvements
• Across the board improvements in key drivers, including Net
 Sales, Gross Profit, Net Income, Debt Reduction and Cash
• In a difficult economic environment impacting companies
 around the world, Taro’s performance is exceptional

Net Sales, Gross Profit, Net Income (Loss)

US Dollars in Thousands
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
$(50,000)
$(100,000)

	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008
Net Sales	$252,000	$315,000	$339,000
Gross Profit	$125,000	$181,000	$191,000
Net Income	$(86,000)	$29,000	$50,000

Impressive Financial Turnaround
Strong Platform for Profitable Growth
 * The financial information presented here is unaudited and subject to further review, however it represents the best information currently available to management.

Net Sales, Gross Profit and Net Income (Loss) for full years 2006, 2007 and 2008
49.6%
57.5%
56.3%

Net Sales, Gross Profit, Net Income
US Dollars in Thousands
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-

	1st half 07	1st half 08	1st half 09
Net Sales	$153,000	$166,000	$182,000
Gross Profit	$84,000	$91,000	$104,000
Net Income	$11,000	$21,000	$24,000

Impressive Financial Turnaround
Strong Platform for Profitable Growth

*  The financial information presented here is unaudited and subject to further review, however it represents the best information currently available to management.
Net Sales, Gross Profit and Net Income for first half of 2007, 2008 and 2009
54.9%
54.8%
57.1%

$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
US Dollars
$0.37
$0.51
$0.58
1st half 07
1st half 08
1st half 09

Impressive Financial Turnaround
Strong Platform for Profitable Growth
Earnings per Share for first half of 2007, 2008 and 2009

*  The financial information presented here is unaudited and subject to further review, however it represents the best information currently available to management.

$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
US Dollars in Thousands
Dec 31, 2006
Dec 31, 2007
Dec 31, 2008
Aug 29, 2009

Impressive Financial Turnaround
Strong Balance Sheet - Cash
Prudent cash management has resulted in a marked improvement in the
Company’s cash position
The Company’s cash position at year-end 2007 includes cash received as a result of the private placement sale of securities to Sun Pharmaceutical Industries Ltd. (“Sun”) in May and July 2007.
The Company’s cash position as of December 31, 2008 and August 29, 2009 includes $6.25 million in restricted cash deposits.

Net Debt Position
US Dollars in Millions
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$216.7
$162.5
$163.8
$158.5
$158.6
$138.0
$123.3
$103.7
$96.7
$90.9
$70.0
Mar '07
June '07
Sept '07
Dec '07
Mar '08
June '08
Sept '08
Dec '08
Mar '09
June '09
Aug '09

Impressive Financial Turnaround
Cash Increased, Debt Reduced
The increase in cash combined with a reduction in our total debt is the strongest confirmation of our growing sales, profitability and effective cash management
Net debt is defined as total debt offset by the value of hedging instruments, less cash and cash equivalents. The reduction in net debt from March 2007 to June 2007 was primarily attributable to net cash generated by financing activities - in particular, the private placement sale of securities in the net amount of approximately $56.4 million to Sun.

FDA Approvals - Cumulative (Since 1984)
Total Approvals
0
20
40
60
80
100
120
140
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

11

New Products - Investing in R&D and
Regulatory Approvals
Over the past 50 years Taro has built a strong record of operational achievements:
•Approval of 124 Abbreviated and New Drug Applications in the U.S. alone since 1984
•Effective R&D platform; strong product pipeline; patents for new treatments of diseases where no effective treatments are available
•Vertical integration of key product lines
•Leadership in generic and proprietary niche topical dermatologic products

TAROF.PK
as of 24-Aug-2009
+60%
+40%
+20%
0%
-20%
-40%
-60%
TAROF.PK
^GSPC
Jan08
May08
Sep08
Jan09
May09
600.0
400.0
200.0
0.0
Thousands
Volume
Copyright 2009 Yahoo! Inc.
http://finance.yahoo.com/

Taro Share Price Outperforms the S&P 500

S&P 500 vs. Taro
September 2007 - August 2009

Good Corporate Governance

Good Corporate Governance
• Statutory External Directors
• Audit Committee’s Role
• Indemnification of Non-Executive Directors
• Candidates for Statutory External Director

Statutory External Directors
Under Israeli Law
• Taro is a foreign private issuer, incorporated under the
 laws of the State of Israel
• At least two Statutory External Directors are required for all public companies under Israeli law
• Election requires a majority vote
• Majority must include at least 1/3 of the non-controlling
 shareholders
• Elected for a three-year term

Statutory External Directors
Under Israeli Law
• Independent of the Company
 – No prior affiliation with the Company for at least two years
• Financial and accounting expertise and professional
 competence
• Both must serve on Audit Committee; at least one must serve on certain other Board Committees

Audit Committee Role
• Approval of interested party transactions*
• Approval of compensation to directors*
• Taro’s corporate governance requires Audit Committee approval of officer compensation (VP and above)
• Duty to address problematic issues in the management of the Company’s business, inter alia, with the Company’s internal and outside auditors and to propose solutions to the board*
• Oversight of auditors**
 – Review and recommend approval of audit fees and related expenses
• Review financial statements**
• SOX compliance**
* Under Israeli Law
** Under U.S. Law

Indemnification of Directors
RiskMetrics Group/ISS Governance Services
Guidelines
• RiskMetrics Group/ISS Governance Services
 International Proxy Voting Guidelines
 – Director Indemnification and Liability Provisions
 • Vote proposals seeking indemnification and liability protection for directors on a CASE-BY-CASE basis.

Indemnification of Directors
Under Israeli Law
• Under Israeli law, indemnification may not be provided
 in the following instances:
 – For reckless or intentional violations of a director’s duty of care
 (indemnification being permissible for negligent conduct)
 – For breach of a director’s duty of loyalty to the company (unless in good faith and with reasonable grounds to assume that the action in question would not harm the best interests of the company)
 – For a fine or forfeiture imposed on the director
 – For an act performed with the intention to obtain a personal profit unlawfully

Why is Indemnification Important ?
•A standard of good governance in public companies in the U.S.
and Israel
•Allows directors to exercise their duty of care without fear of personal liability
•Insulates directors from threats and intimidation

Indemnification of Directors
• Taro’s Articles of Association include a provision allowing the
 Company to indemnify directors and officers
• Directors’ indemnification must be approved by Audit Committee,
 Board of Directors and Shareholders
• Indemnification arrangements currently in place fulfill
 requirements and were approved by the Shareholders repeatedly
• Indemnification is limited to the sums, and advance indemnification for monetary liability imposed is limited to the events, in each case as detailed in Appendix A of the Indemnification Agreement (see proxy statement)

Indemnification of Directors
• Sun lawsuit questions the validity of existing indemnification arrangements
• From an abundance of caution, Shareholders are being asked to ratify the existing arrangements and approve the update of the list of events for which the Company may agree in advance to
 indemnify against monetary obligations imposed (see Exhibits 1 - 3 of the proxy statement)
• Certainty regarding indemnification is essential for recruiting new
 Statutory External Directors
• Ratification of indemnification for non-executive directors only

Candidates for Statutory External Directors
Our Board has carefully considered the background and
qualifications of the two highly qualified candidates
shareholders are being asked to elect:
 – Irith Hausner, an experienced attorney and businesswoman, served as a Taro Statutory External Director for six years prior to 2003. She has an in-depth knowledge of the insurance industry, which is important to the operation of our business.
 – Yaron Saporta, is a prominent and experienced accountant with expertise in both internal and external audit. Mr. Saporta works with many private and public companies in Israel. He brings to our Board a fresh perspective on accounting and financial matters.

Sun’s Hostile Takeover Attempt

Sun’s Hostile Takeover Attempt*
• May 2007 - Proposed Sun/Taro merger announced at $7.75 per share
• June 2007 - Major shareholders, as well as ISS and Glass Lewis, announced opposition to the merger
• July 2007 - Sun requested postponement of shareholder meeting
• May 2008 - Taro’s Board terminated the merger agreement and filed special tender offer litigation in Israeli court
• June 2008 - Sun sued the Company and directors in NY and launched an unsolicited $7.75 tender offer knowing that Taro’s Board had already rejected an earlier $10.25 per share offer
• May 2009 - Sun sued Taro and its directors for delay in publication of financial statements and questioned validity of the indemnification arrangements
* See Company’s 14D-9 filing, as amended, for a detailed description of the facts surrounding the merger and Sun’s tender offer

Status of the Audit

Status of the Audit
• December 2007 - Taro announced review of
 chargebacks and other sales deductions for 2006 and
 prior years
 – Expects no impact on cash
 – Expects no material change in income statements
 for 2004-2006 in the aggregate
• May 2009 - Taro announced intention to restate
 financial results for 2004 and 2005
• August 2009 - Shareholders meetings announced

Status of the Audit
• Substantial progress is being made in resolving the few
 remaining issues with respect to the accounting for the
 restated years
• The Company continues to work diligently with its external auditors to resolve these outstanding issues and complete the financial statements and the audit for the year 2006 and the restated prior periods
• After finalization of the 2006 financial statements, the
 Company will focus on filing its 2007 and 2008 financial
 statements
• An update will be provided at a shareholders meeting in
 September

Conclusion
• Good corporate governance requires election of
 Statutory External Directors and approval of
 directors’ indemnification
• In order to protect shareholder value, we ask that you
 recommend shareholders vote “For” the items listed
 in the proxy for the upcoming September
 shareholders meeting